P.E. 12/31/01

02017050

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d OF
THE SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION

52nd Floor, Scotia Plaza, 40 King Street West
Toronto, Ontario M5H 3Y2

INDEX

KINROSS GOLD CORPORATION
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

February 12, 2002.

Item 3. Press Releases

Press release was issued by Kinross in Toronto on February 12, 2002 with respect to the material changes and filed via SEDAR.

Item 4. Summary of Material Change

On February 12, 2002 Kinross announced that it had completed the previously announced sale of 20,000,000 common shares to a syndicate of underwriters and the exercise by the underwriters of the option to purchase an additional 3,000,000 common shares resulted in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn. $31,050,000.

Item 5. Full Description of Material Change

Kinross Gold Corporation (TSE-K; Amex-KGC) announced that it had completed the previously announced sale of 20,000,000 common shares to a syndicate of underwriters comprising CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Canaccord Capital Corporation. The exercise by the underwriters of the option to purchase an additional 3,000,000 common shares resulted in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn. $31,050,000. The net proceeds of this offering will be used for the previously announced proposed acquisition of $3.75 Series B Convertible Preferred Shares of Kinam Gold Inc. by way of tender offer, if such offer is made, and to the extent the net proceeds are not required for such purpose, for general corporate purposes. The tender offer is subject to the final determinations of the Boards of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 12th day of February, 2002.

KINROSS GOLD CORPORATION

PER: Shelley M. Riley/
Shelley M. Riley
Corporate Secretary

KINROSS
Gold Corporation

February 12, 2002.

PRESS RELEASE

Toronto, Ontario – **Kinross Gold Corporation (TSE-K; Amex-KGC)** announced today that it has completed the previously announced sale of 20,000,000 common shares to a syndicate of underwriters comprising CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Canaccord Capital Corporation. The exercise by the underwriters of the option to purchase an additional 3,000,000 common shares resulted in the aggregate sale of 23,000,000 common shares for gross proceeds of Cdn. $31,050,000. The net proceeds of this offering will be used for the previously announced proposed acquisition of $3.75 Series B Convertible Preferred Shares of **Kinam Gold Inc. (Amex-KGC.pr.B)** by way of tender offer, if such offer is made, and to the extent the net proceeds are not required for such purpose, for general corporate purposes.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements involve various risks and uncertainties, including changes in the price of gold; the absence of material changes in general economic conditions; and the final determinations of the Boards of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the Kinam Preferred Shares. The occurrence of any one or more of these risks could cause actual results and future events to differ materially from those anticipated in the forward-looking statements.

KINROSS HAS NOT MADE A FINAL DETERMINATION TO PROCEED WITH THE TENDER OFFER. SECURITIES OFFERED IN THE KINROSS FINANCING HAVE NOT AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED AND MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. HOLDERS OF THE KINAM PREFERRED SHARES ARE ADVISED TO READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. IF A TENDER OFFER IS COMMENCED BY KINROSS, INVESTORS WILL BE ABLE TO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT www.sec.gov. HOLDERS OF KINAM PREFERRED SHARES WILL ALSO BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT, LETTER OF TRANSMITTAL, AND OTHER OFFERING DOCUMENTS FOR FREE FROM KINROSS AT THE SCOTIA PLAZA, 52nd FLOOR, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2 CANADA, ATTN: SHELLEY RILEY, TELEPHONE NUMBER (416) 365-5198.

-30-

For additional information, e-mail info@kinross.com or contact:

Robert M. Buchan
Chairman and
Chief Executive Officer
Tel. (416) 365-5650

Gordon A. McCreary
Vice-President,
Investor Relations and Corporate Development
Tel. (416)365-5132

KINROSS GOLD CORPORATION
MATERIAL CHANGE REPORT

Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

February 13, 2002.

Item 3. Press Releases

Press release was issued by Kinross in Toronto on February 13, 2002 with respect to the material changes and filed via SEDAR.

Item 4. Summary of Material Change

On February 13, 2002 Kinross announced the financial results and summary of reserve and resources as at December 31, 2001.

Item 5. Full Description of Material Change

See attached press release dated February 13, 2002.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 20th day of February, 2002.

KINROSS GOLD CORPORATION

PER: Shelley M. Riley/
Shelley M. Riley
Corporate Secretary

Press Release February 13, 2002

Toronto, Ontario – **Kinross Gold Corporation (TSE-K; Amex-KGC)** announced today the results for the three months and year ended December 31, 2001 are as follows:

All results are expressed in United States dollars unless otherwise stated.

In 2001, Kinross produced more gold equivalent ounces at lower total cash costs per ounce than the previous year. The improved cash flow from operations allowed the Company to reduce long-term debt by $46.5 million while the Company's cash balance increased by $3.2 million to $81 million. Robert M. (Bob) Buchan, Chairman and Chief Executive Officer, stated "We are quite rightly proud of our operational and financial accomplishments in 2001, particularly considering the weak gold price environment during most of the year. Kinross enters 2002 as a much stronger company poised to participate significantly in an improving gold price environment".

Full Year

The Company's share of attributable production was 944,803 gold equivalent ounces in 2001, a nominal increase when compared to 2000 production of 943,798 ounces. Average total cash costs per gold equivalent ounce decreased by 4%, to $193 in 2001, compared to $202 in 2000. Cash flow provided from operating activities for 2001 was $74.5 million or $0.24 per share. This compares to cash flow provided by operating activities of $47.8 million or $0.16 per share in 2000. Cash flow provided from operating activities increased in 2001 due to lower production costs, lower exploration spending, and an increase in the proceeds on restructuring of the gold forward sales contracts when compared to 2000. In 2001, $16.1 million of non-cash write-downs of property plant and equipment of which the largest component was an $11.8 million write-down of the Blanket mine due to the continued political uncertainty in Zimbabwe, resulted in a $36.9 million, or $0.14 per share net loss for the year. This compares to a $126.1 million, or $0.45 per share loss in 2000 when write-downs totaled $85.2 million.

Fourth Quarter

Gold equivalent production of 238,244 ounces at total cash costs of $200 per ounce, combined with lower reclamation spending and positive changes in working capital resulted in cash flow provided from operating activities of $15.8 million or $0.05 per share during the fourth quarter of 2001. This compares to gold equivalent production of 254,626 ounces at total cash costs of $181 per ounce that resulted in cash flow provided from operating activities of $12.4 million or $0.04 per share during the fourth quarter of 2000. The Company recorded a net loss of $17.3 million or $0.06 per share for the fourth quarter of 2001, compared to a net loss of $93.2 million or $0.32 per share for the fourth quarter of 2000. Included in the fourth quarter of 2001 net loss was a write-down of property, plant and equipment of $16.1 million or $0.05 per share compared to a fourth quarter 2000 write-down of $85.2 million.

Revenues

Gold and Silver Sales

The Company's primary source of revenue is from the sale of its gold production. The Company sold 907,149 ounces of gold in 2001, compared to 897,428 ounces in 2000. Revenue from gold and silver sales was $270.1 million in 2001 compared to $271.0 million in 2000. Revenue from gold and silver sales in 2001 was similar to the 2000 results. In 2001, the Company realized $296 per ounce of gold, compared to $298 in 2000. The average spot price for gold was $271 per ounce in 2001 compared to $279 in 2000.

Summary Information	**2001**	**2000**
Attributable gold equivalent production – ounces	944,803	943,798
Attributable gold production – ounces	937,852	932,423
Gold sales - ounces (excluding equity accounted ounces)	907,149	897,428
Gold revenue (millions)	$ 268.8	$ 267.8
Average realized gold price per ounce	$ 296	$ 298
Average spot gold price per ounce	$ 271	$ 279

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative years. The resulting ratios are 62.00:1 in 2001 and 56.33:1 in 2000.

Interest and Other Income

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2001 totaled $9.3 million compared to $14.2 million in 2000. Interest and other income in 2001 was comprised of interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million, insurance settlements of $1.3 million and $0.9 million of other items. This compares to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million and insurance settlements of $2.5 million. Interest income decreased in 2001 due to substantially lower interest rates, while insurance settlements decreased since the majority of the historic Refugio claims were settled in 2000.

Mark-to-Market Gain (Loss) on Written Call Options

The Company retroactively adopted the change in Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $3.5 million in 2001 compared to a gain of $4.1 million in 2000.

Costs and Expenses

Operating Costs

Gold equivalent production in 2001, (excluding equity accounted ounces) increased by 1% when compared to 2000 production, while operating costs decreased by 5%. Consolidated operating costs were $180.7 million in 2001 compared to $189.6 million in 2000. Total cash costs per ounce of gold equivalent were $193 in 2001 compared to $202 in 2000. Total cash costs per ounce of gold equivalent improved dramatically at the Hoyle Pond mine and the Refugio mine, while the Blanket mine in Zimbabwe experienced higher unit costs due to hyperinflation primarily as a result of certain monetary policies adopted by the government of this African country.

Consolidated Production Costs per
Equivalent Ounce of Attributable Gold Production
For the year ended December 31,

	2001		2000	
Cash operating costs	$	186	$	193
Royalties		7		9
Total cash costs		193		202
Reclamation		2		3
Depreciation, depletion and amortization		94		99
Total production costs	$	289	$	304

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

Reconciliation of Total Cash Costs per
Equivalent Ounce of Gold to Consolidated Financial Statements
For the year ended December 31,
(millions except production in ounces and per ounce amounts)

	2001		2000	
Operating costs per financial statements	$	180.7	$	189.6
Dayton operating costs		7.4		9.4
Site restoration cost accruals		(1.9)		(2.7)
Other		(3.7)		(5.4)
Operating costs for per ounce calculation purposes	$	182.5	$	190.9
Gold equivalent production – ounces		944,803		943,798
Total cash costs per equivalent ounce of gold	$	193	$	202

Total cash costs per ounce of gold equivalent decreased by 4% during 2001. Details of the individual mine performance are discussed in the following sections.

Fort Knox Mine

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at the True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

Hoyle Pond Mine

The Company acquired the Hoyle Pond underground mine, located in Timmins, Ontario, in 1993. Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

Kubaka Mine

The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $144 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 was $0.4 million compared to $0.3 million during 2000. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and commence the process of converting the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill tonnage for the Kubaka processing plant in 2003 or 2004.

Refugio Mine

The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production in 2001 was 67,211 ounces compared to 85,184 ounces in 2000. In 2001, total cash costs were $242 per ounce of gold equivalent compared to $300 in 2000. In late 2000, in light of the continued weakness in spot gold prices a decision was made to suspend mining activities and place the operations on care and maintenance in June of 2001. The open pit mining activities were suspended on June 1, 2001 as the last mined ore was placed on the leach pad and the Refugio operations commenced residual leaching of the two leach pads. All of the leased mining equipment was disposed of in 2001, eliminating any further financial obligations under the leases. Heap leaching operations continue and the balance of the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pad to determine the best time to suspend residual leaching. The Company does not estimate any further economic production from this operation in 2002. The Refugio mine will remain on care and maintenance until spot gold prices improve substantially.

Blanket Mine

The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2001 was 39,592 ounces compared to 34,571 ounces in 2000. Total cash costs were $279 per ounce of gold equivalent in 2001, compared to $236 in 2000. Gold production increased in 2001 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby producer commenced. Inflationary pressures within Zimbabwe reached extreme levels due to certain monetary policies adopted by the government making the sourcing of foreign materials and supplies increasingly more difficult. This has also been compounded by increases in violence and civil unrest throughout the fourth quarter, a trend that is expected to increase as the March elections draw closer. With only 20% of gold sales payable in U.S. dollars and in excess of 30% of consumables imported and denominated in currencies other than the Zimbabwe dollar, the future ability of this operation to service debt obligations to the Company remains questionable. Future dividend payments under the current tight monetary policies also appear unlikely. Throughout this challenging time the mine continues to operate, and estimates 2002 production of 39,000 gold equivalent ounces.

The Company believes that conditions will improve in Zimbabwe, but, in light of the current economic and political environment, the Company has discontinued the consolidation of its investment in Zimbabwe and has fully written it down. This write-down during the fourth quarter of 2001 totaled $11.8 million.

Other Operations

In addition to its primary operating mines, the Company has other locations in various stages of residual production or closure. Only two of these operations had gold equivalent production during 2001. Gold equivalent production from the Hayden Hill and Guanaco mines in 2001 was 3,605 ounces with total cash costs in excess of $300 per ounce. Both of these operations will have no further commercial production and efforts are now focused on mine closure and reclamation.

Administration

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $10.1 million in 2001, compared to $10.4 million in 2000. The 2001 administration expenditures were similar to 2000. Administration expenses in 2002 are expected to remain near 2001 levels.

Exploration and Business Development

In 2001, total exploration and business development expenditures were $11.4 million of which $7.9 million was expensed. In 2000, total exploration and business development expenditures were $18.2 million of which $11.4 million was expensed. Capitalized exploration was incurred primarily on the Hoyle Pond property and Fort Knox properties, while expensed exploration activities focused on the George/Goose Lake project in Nunavut and the area surrounding the Kubaka mine in Russia. Exploration and business development expenditures are expected to be $10.0 million in 2002 of which $6.9 million is expected to be expensed.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization totaled $85.8 million in 2001 compared to $93.2 million in 2000. Depreciation, depletion and amortization have decreased to $94 per equivalent ounce of gold in 2001, from $99 in 2000. The 2001 decrease compared to 2000 was primarily due to increased year-end 2000 proven and probable reserves at the Kubaka mine. Depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2002.

Interest Expense

Interest expense totaled $9.1 million in 2001, compared to $14.3 million in 2000. Interest expense in 2001 is comprised of $2.0 million relating to the Company's proportionate share of interest on the Kubaka project and subordinated loans. In addition, in 2001, the Company incurred $2.8 million of interest on the Alaskan industrial revenue bonds, $2.8 million of interest on the debt component of the convertible debentures and the balance of interest on capital leases. Interest expense decreased in 2001 due to lower debt balances outstanding and lower interest rates.

Share of Loss of Investee Companies

Share of loss of investee companies totaled $2.2 million in 2001, compared to $8.1 million in 2000. The Company equity accounts investments where it owns more than 20% and exercises control. During 2001, the Company's share of the losses of the investee companies was $2.2 million, substantially less than recorded amounts in 2000. The 2000 results included 34% of Dayton Mining Corporation's write-down of the Anadacolla mine.

Write-down of Property Plant and Equipment

Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years gold has averaged $276 per ounce and closed the year at $277 per ounce. Subsequent to the end of 2001, gold has traded above $300 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $300 per ounce for gold for both reserve determination and impairment analysis in 2001 and 2000.

Non-cash property, plant and equipment write-downs totaled $16.1 million in 2001 compared to $72.1 million in 2000. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest. The balance of the write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties.

Liquidity and Financial Resources

Operating Activities

Cash flow provided from operating activities was $74.5 million compared to $47.8 million in 2000. Cash flow provided from operating activities in 2002 is expected to be approximately $53.0 million using a spot gold price assumption of $280 per ounce. The 2001 cash flow from operating activities was positively affected by lower production costs, interest expense and exploration spending. In addition, $21.6 million of cash flow was generated upon the restructuring of certain spot deferred forward sales contracts. The 2001 cash flow from operating activities was used to finance capital expenditures and service existing debt. There were no dividends paid on the convertible preferred shares of subsidiary company in 2001.

Financing Activities

During 2001, the Company issued 24.2 million common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. At the time of the transaction the convertible preferred shares of the subsidiary company had a book value of $48.9 million. The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment. In addition, in 2001, the Company issued 4.3 million common shares for cash consideration of $4.6 million pursuant to a private placement, issued 4.0 million common shares valued at $3.8 million to acquire mining properties, and issued 1.3 million common shares valued at $0.9 million pursuant to the employee share incentive plan. During 2000, the Company issued 2.0 million common shares for cash consideration of $1.4 million pursuant to a private placement, issued 2.1 million common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 3.5 million common shares pursuant to a normal course issuer bid for $5.3 million of cash.

On February 12, 2002, the Company completed a public offering and issued from treasury 23.0 million common shares for net proceeds of approximately $18.5 million. The majority of the funds raised are anticipated to be used to purchase the convertible preferred shares of subsidiary company. If the Company is successful in acquiring the 894,600 convertible preferred shares of subsidiary company at the offer price of $16.00 per share, the Company would apply the difference between the book and market value of approximately $33.7 million to reduce certain property, plant and equipment.

The debt component of convertible debentures was reduced by $5.4 million during 2001 compared to $4.9 million during 2000. Long-term debt repayments were $46.5 million in 2001 compared to $26.4 million during 2000.

The Company did not declare and pay any dividends to the holders of the convertible preferred shares of subsidiary company. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000, totaled $3.4 million. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $5.1 million that represents the cumulative unpaid dividends to the minority holders.

As at December 31, 2001, the Company had a $70 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. This operating line was reduced to $50.0 million on January 2, 2002. As at December 31, 2001, $59.0 million of letters of credit were issued under this facility. On January 2, 2002, the Company repaid $9.0 million of the Fort Knox industrial revenue bonds ("IRB's") which reduced the letters of credit outstanding under this facility to $49.8 million. The Company intends to re-market this credit facility in early 2002 since it matures in January 2003.

As at December 31, 2001, the Company's long-term debt consists of $4.2 million relating to the Kubaka project financing, $49.0 million of IRB's and various capital leases and other debt of $10.9 million. The current portion of the long-term debt is $33.1 million.

Investing Activities

Capital expenditures decreased by 27% in 2001, as $30.4 million was spent on capital additions, compared to $41.6 million in 2000. The 2001 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 92% of total capital expenditures incurred at these two mines. Capital spending at the Hoyle Pond mine totaled $7.9 million (2000 - $13.8 million), for exploration drilling, underground development and additions to the underground mobile fleet. Capital spending at the Fort Knox mine totaled $20.2 million (2000 - $17.6 million), to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. The Company's share of capital spending at the Refugio mine totaled $ nil (2000 -

$3.2 million). Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures totaling $28.4 million in 2002 are to be funded from cash flow from operating activities and current cash reserves.

During 2001, one cash business acquisition was completed as the Company increased its ownership interest of E-Crete, LLC to approximately 86%. Cash used in business acquisitions was $1.2 million in 2001, compared to $nil in 2000.

Mineral Reserve and Mineral Resource Estimates

The following table provides the Company's share of reserves and resources as at December 31, 2001. Proven and probable reserves have declined by 1,259,000 ounces of gold since last year, primarily as a result of the consumption of 1,048,000 ounces from reserves to produce 936,580 ounces of attributable gold in 2001.

At Hoyle Pond the 2000 reserves were more than replaced in 2001 with a 10% increase in proven and probable reserves year-over-year, while Kubaka replaced about 27% of reserves consumed. At Kubaka production beyond the end of 2003 is dependent on continued success at the Birkachan deposit where in-fill drilling and exploratory drilling are ongoing.

At Fort Knox and area, proven and probable reserves were reduced primarily by the consumption of 477,000 ounces of gold from reserves to produce 411,221 ounces of gold equivalent in 2001. In addition, approximately 126,000 ounces of gold in reserves in 2000, that are located in the outer zone of the Fort Knox pit, were reclassified as inferred resources. This reclassification resulted from recent mining experience in the outer zone at Fort Knox where initial production indicated fewer tonnes but at a higher grade. In 2002, an in-fill drill program in the outer zone is targeted at reconverting this area back to reserves. In addition, in-fill drilling at True North is focussed on reserve additions at this recently developed satellite deposit.

Other changes in proven and probable reserves primarily relate to the pending sale of the Aginskoe project, a reduction at Refugio, which is in residual leach, and a small reduction at Dayton's Denton Rawhide mine, partially offset by the growth in reserves at the Blanket operation.

At year-end 2001, measured and indicated resources declined from 10,489,000 ounces to 9,460,000 ounces of gold and from 54.9 million ounces of silver to 9.3 million ounces of silver. The reduction of just over one million ounces of measured and indicated gold resources was primarily due to the sale of the Macassa operation and the sterilization of resources by reclamation activities at Haile, which are partially offset by the addition of 1,330,000 ounces of indicated gold resources with the acquisition of the George/Goose Lake project in Canada. The decline in silver resources was primarily as a result of the sale of the Candelaria property in 2001.

Inferred resources of gold, at December 31, 2001, increased by approximately 0.5 million ounces to 5.8 million ounces compared to the previous year. This increase reflects the sale of certain assets, which was more than offset by the acquisition of inferred resources at the George/Goose Lake project.

PROVEN AND PROBABLE MINERAL RESERVES

Kinross Gold Corporation's Share at December 31, 2001

		Proven			Probable			Total		
Property	Kinross' Share %	Tonnes (000)	Grade (g/t)	Contained (ozs)	Tonnes (000)	Grade (g/t)	Contained (ozs)	Tonnes (000)	Grade (g/t)	Contained (ozs)
GOLD										
Timmins - Canada:										
Hoyle Pond	100.0	367	13.31	157,000	554	14.04	250,000	921	13.74	407,000
Pamour (1)	100.0	-	-	-	14,167	1.65	753,000	14,167	1.65	753,000
Fort Knox and Area - USA (2)	100.0	42,594	0.95	1,305,000	43,051	1.06	1,463,000	85,645	1.01	2,768,000
Stockpile (3)	100.0	16,618	0.51	270,000	1,657	0.84	45,000	18,275	0.54	315,000
Kubaka - Russia (2)	54.7	166	21.55	115,000	245	19.93	157,000	411	20.58	272,000
Stockpile (3)	54.7	446	5.44	78,000	-	-	-	446	5.44	78,000
Refugio - Chile	50.0	11,275	0.96	347,000	12,280	0.91	359,000	23,555	0.93	706,000
Blanket - Zimbabwe (4)	100.0	819	4.48	118,000	1,119	4.39	158,000	1,938	4.43	276,000
Tailings (4)	100.0	1,582	1.04	53,000	-	-	-	1,582	1.04	53,000
Dayton Mining Corp.										
Denton Rawhide - USA	32.1	1,296	0.79	33,000	-	-	-	1,296	0.79	33,000
Total		75,163	1.02	2,476,000	73,073	1.36	3,185,000	148,236	1.19	5,661,000
SILVER										
Kubaka - Russia (2)	54.7	612	15.80	310,000	245	24.10	190,000	857	18.15	500,000
Dayton Mining Corp.										
Denton Rawhide - USA	32.1	1,296	11.30	470,000	19	16.40	10,000	1,315	11.35	480,000
Total		1,908	12.70	780,000	264	23.60	200,000	2,172	14.00	980,000

(1) Development project

(2) In place direct mill feed

(3) Included current stockpile and mill feed that will be stockpiled for future use

(4) Blanket underground mine and Vubachikwe tailings

MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDING RESERVES)

Kinross Gold Corporation's Share at December 31, 2001

		Measured			Indicated			Total		
Property	Kinross' Share %	Tonnes (000)	Grade (g/t)	Contained (ozs)	Tonnes (000)	Grade (g/t)	Contained (ozs)	Tonnes (000)	Grade (g/t)	Contained (ozs)
GOLD										
Timmins - Canada:										
Hoyle Pond underground	100.0	352	9.98	113,000	836	9.23	248,000	1,188	9.45	361,000
Other underground	100.0	529	5.64	96,000	2,109	4.11	279,000	2,638	4.42	375,000
Pamour open pit	100.0	-	-	-	37,619	1.53	1,847,000	37,619	1.53	1,847,000
Other open pit	100.0	-	-	-	7,270	1.98	462,000	7,270	1.98	462,000
George/Goose Lake - Canada	100.0	-	-	-	4,238	9.76	1,330,000	4,238	9.76	1,330,000
United States:										
Fort Knox and Area - (5)	100.0	12,421	0.66	265,000	25,335	0.92	750,000	37,756	0.84	1,015,000
DeLamar	100.0	610	0.61	12,000	2,199	1.92	136,000	2,809	1.64	148,000
Goldbanks	100.0	-	-	-	26,806	0.66	569,000	26,806	0.66	569,000
Kubaka - Russia	54.7	348	2.32	26,000	25	2.49	2,000	373	2.33	28,000
Refugio - Chile	50.0	4,575	0.75	111,000	21,810	0.75	525,000	26,385	0.75	636,000
Blanket - Zimbabwe	100.0	-	-	-	2,572	5.78	478,000	2,572	5.78	478,000
Norseman - Australia	100.0	-	-	-	26,991	1.34	1,162,000	26,991	1.34	1,162,000
Greystar Resources										
Angostura - Colombia	18.6	-	-	-	8,250	1.69	448,000	8,250	1.69	448,000
Dayton Mining Corp.										
Denton Rawhide - USA	32.1	1,123	0.55	20,000	46	0.68	1,000	1,169	0.56	21,000
Andacollo - Chile	32.1	6,941	0.72	160,000	8,784	0.64	182,000	15,725	0.68	342,000
Eldorado - El Salvador	32.1	-	-	-	969	7.64	238,000	969	7.64	238,000
Total		26,899	0.93	803,000	175,859	1.53	8,657,000	202,758	1.45	9,460,000
SILVER										
United States:										
DeLamar (ID)	100.0	610	64.80	1,270,000	2,199	36.50	2,580,000	2,809	42.60	3,850,000
Goldbanks (NV)	100.0	-	-	-	26,806	1.90	1,650,000	26,806	1.90	1,650,000
Kubaka - Russia	54.7	348	8.90	100,000	-	-	-	348	8.90	100,000
Greystar Resources										
Angostura - Colombia	18.6	-	-	-	8,250	6.10	1,620,000	8,250	6.10	1,620,000
Dayton Mining Corp.										
Denton Rawhide - USA	32.1	1,123	8.90	320,000	46	13.50	20,000	1,169	9.00	340,000
Eldorado - El Salvador	32.1	-	-	-	969	56.80	1,770,000	969	56.80	1,770,000
Total		2,081	25.26	1,690,000	38,270	6.21	7,640,000	40,351	7.19	9,330,000

(5) Kinross share is 100% except Gil property at 80% (Indicated resource of 3.4 million tonnes containing 146,000 gold ounces)

Mineral Reserve and Mineral Resource Notes

1. Reported reserves and resources have been calculated in accordance with: the National Instrument (43-101, 43-101CP and 43-101F1) under the Canadian Securities Law, and the Canadian Institute of Mining Standards on Mineral Resource and Reserve, Definitions and Guidelines.
2. The reserves are based on an assumed long-term gold price of US $300 per ounce and reflect mining dilution and mining recovery.
3. Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade.

Producing Property	Average Process Recovery	Average Gold Cutoff Grade g/t
Hoyle Pond	88.0%	7.68
Fort Knox	85.6%	0.43
True North	85.0%	0.69
Kubaka	97.5%	3.20
Refugio	67.2%	0.48
Blanket	87.0%	3.20
Blanket Tails	63.0%	n/a

4. Unlike reserves, resources do not have a demonstrated economic value.
5. In addition to the reported Measured and Indicated resources, Inferred resources total 115.7 million tonnes containing 5.83 million gold ounces.
6. The impact of a $25/oz. reduction in the long-term gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the long-term gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.
7. Except for "Other Sources" listed below, Kinross employees, who meet the 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.

Qualified Persons Responsible for Estimated Reserves and Resources

Mine / Property	Name	Title(s)
Hoyle Pond Mine	R. Cooper, P. Eng. & A. Still, AGO	Mgr. Tech. Service, Chief Geol. (Hoyle Pond)
Other Timmins	A. Still, AGO	Chief Geologist (Hoyle Pond)
Pamour	R. Cooper, P. Eng.	Mgr. Technical Services (Hoyle Pond)
Fort Knox	T. Wilton, P. Geo. & V. Miller, P. E	Chief Geologist FGMC, Engineering Mgr. KTS
True North, Ryan Lode, and Gil	T. Wilton, P. Geo.	Chief Geologist FGMC
Delamar	V. Miller, P. E.	Engineer. Mgr. Kinross Technical Services
Goldbanks	V. Miller, P. E.	Engineering Mgr. Kinross Technical Services
Kubaka	V. Miller, P. E. & B. Falletta, P. E.	Engineer. Mgr. KTS, Engineer. Mgr. OGMC
Refugio	V. Miller, P. E.	Engineering Mgr. Kinross Technical Services
Blanket	G. Ndebele, GSZ & R. Dye, P. E.	Geological Mgr. (Blanket), V. P. KTS
Norseman	B. Butler, P. Geo. & T. Wilton, P. Geo.	Sr. Geologist KGA, Chief Geologist FGMC

Other Sources

George/Goose Lake	MRDI, S. Juras, P. Geo.
Angostura	Information provided by Greystar Resources
Dayton	Information provided by Dayton Mining Corp.

Commodity Price Risks

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:

Expected Year Of Delivery	Ounces Hedged '000 oz.	Average Price	Call Options Sold '000 oz.	Average Strike Price
2002	113	$271	50	$340
2003	100	$270	100	$320
2004	100	$270	50	$340
Total	313		200	

Outlook

As at December 31, 2001, the Company has $62.0 million of working capital, which includes a strong cash balance. The Company is continually focused on cost containment and is aggressively looking for opportunities to reduce spending in all areas. In addition, with the exception of the George/Goose Lake exploration program, all exploration efforts are now focused near existing producing assets, which should provide synergistic opportunities in the future. These initiatives, combined with sustainable low cost production, significant mining properties in Alaska and Timmins and a manageable debt repayment schedule, provide the Company with the ability to survive low spot gold prices in order to take advantage of higher prices in the future.

Subsequent to the year-end, the Company issued 23 million common shares for net proceeds of approximately $18.5 million (Cdn $29.6 million) and announced its intent to initiate a tender offer totaling $14.3 million for the 894,600 Series B Convertible Preferred Shares of Kinam Gold Inc. not already owned by the Company. These transactions are additional steps to further strength the balance sheet of the Company and complement the approximate $100 million reduction of obligations[1] achieved in 2001.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

[1] In this context, Kinross' obligations are defined as long-term debt (including current portion) plus preferred shares and the face value of the convertible debentures.

For additional information, e-mail info@kinross.com or contact:

Robert M. Buchan
Chairman and
Chief Executive Officer
Tel. (416) 365-5650

Gordon A. McCreary
Vice President,
Investor Relations and
Corporate Development
Tel. (416) 365-5132

Brian W. Penny
Vice President, Finance
and Chief Financial Officer
Tel. (416) 365-5662

Kinross will host a conference call at 11:30 EST on February 14, 2002. The audio will be available at www.kinross.com. The conference call will be archived at www.kinross.com. For participation in the conference call e-mail info@kinross.com or call Anitka Rolczewski at 416-365-1362.

-30-

Kinross Gold Corporation
Consolidated Balance Sheets
(expressed in millions of U.S. dollars) (unaudited)

	As at December 31 2001	As at December 31 2000
Assets		
Current assets		
Cash and cash equivalents	$ 81.0	$ 77.8
Restricted cash	-	2.9
Accounts receivable	13.8	20.3
Inventories	42.4	54.6
Marketable securities	1.5	0.7
	138.7	156.3
Property, plant and equipment	413.9	505.6
Long - term investments	14.0	14.4
Deferred charges and other assets	11.0	23.7
	$ 577.6	$ 700.0
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 31.0	$ 40.8
Current portion of long - term debt	33.1	31.5
Current portion of site restoration cost accruals	12.6	9.3
	76.7	81.6
Long-term debt	31.0	79.8
Site restoration cost accruals	43.0	47.9
Future income and mining taxes	3.3	3.5
Deferred revenue	9.6	10.1
Other long-term liabilities	6.0	10.1
Debt component of convertible debentures	28.1	33.4
Redeemable retractable preferred shares	3.1	3.1
	200.8	269.5
Convertible preferred shares of subsidiary company	48.0	91.8
Common shareholders' equity		
Common share capital	945.7	913.2
Contributed surplus	12.9	12.9
Equity component of convertible debentures	124.8	117.0
Deficit	(726.0)	(681.4)
Cumulative translation adjustments	(28.6)	(23.0)
	328.8	338.7
	$ 577.6	$ 700.0

Kinross Gold Corporation
Consolidated Statements of Operations
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Revenue				
Mining revenue	$ 70.3	$ 70.3	$ 270.1	$ 271.0
Interest and other income	1.5	4.4	9.3	14.2
Mark-to-market gain on call options	3.9	4.1	3.5	4.1
	75.7	78.8	282.9	289.3
Expenses				
Operating	46.8	46.7	180.7	189.6
General and administrative	2.5	2.0	10.1	10.4
Exploration and business development	1.6	2.8	7.9	11.4
Depreciation, depletion and amortization	21.4	26.0	85.8	93.2
	72.3	77.5	284.5	304.6
Loss before the undernoted	3.4	1.3	(1.6)	(15.3)
Gain on sale of assets	1.2	0.6	1.2	4.1
Foreign exchange (loss) gain	(0.5)	0.1	(1.1)	0.5
Share in loss of investee companies	(1.3)	(7.6)	(2.2)	(8.1)
Interest expense on long-term liabilities	(1.7)	(3.3)	(9.1)	(14.3)
Write-down of long-term investments	-	(13.1)	-	(13.1)
Write-down of property, plant and equipment	(16.1)	(72.1)	(16.1)	(72.1)
Loss before taxes and dividends on convertible preferred shares of subsidiary company	(15.0)	(94.1)	(28.9)	(118.3)
Provision for income and mining taxes	(1.5)	2.7	(2.9)	(0.9)
Loss for the period before dividends on convertible preferred shares of subsidiary company	(16.5)	(91.4)	(31.8)	(119.2)
Dividends on convertible preferred shares of subsidiary company	(0.8)	(1.8)	(5.1)	(6.9)
Net loss for the period	(17.3)	(93.2)	(36.9)	(126.1)
Increase in equity component of convertible debentures	(2.0)	(1.9)	(7.7)	(7.2)
Net loss for the period attributable to common shareholders	$ (19.3)	$ (95.1)	$ (44.6)	$ (133.3)
Loss per share				
Basic	$ (0.06)	$ (0.32)	$ (0.14)	$ (0.45)
Weighted average number of common shares outstanding (millions)	333.2	298.1	313.4	298.1
Total outstanding and issued common shares at December 31			334.7	300.9

Kinross Gold Corporation
Consolidated Statements of Cash Flows
(expressed in millions of U.S. dollars) (unaudited)

	Three months ended December 31		Year ended December 31	
	2001	**2000**	**2001**	**2000**
Net inflow (outflow) of cash related to the following activities:				
Operating:				
Loss for the period before dividends on convertible preferred shares of subsidiary company	$ (16.5)	$ (91.4)	$ (31.8)	$ (119.2)
Items not affecting cash:				
Depreciation, depletion and amortization	21.4	26.0	85.8	93.2
Write-down of property, plant and equipment	14.6	72.1	14.6	72.1
Write-down of long-term investments	-	13.1	-	13.1
(Gain) on sale of assets	(1.2)	(0.6)	(1.2)	(4.1)
Future income taxes	-	(3.5)	-	(3.5)
Deferred revenue realized	(4.8)	(6.3)	(17.7)	(13.5)
Site restoration cost accruals	0.7	0.7	1.9	2.6
Share in loss of investee companies	1.3	7.6	2.2	9.4
	15.5	**17.7**	**53.8**	**50.1**
Proceeds on restructuring of gold forward sale contracts	0.5	-	21.6	4.7
Site restoration cash expenditures	(2.6)	(4.5)	(7.1)	(9.6)
Changes in non-cash working capital items				
Accounts receivable	4.3	(1.3)	5.1	5.7
Inventories	1.5	1.7	9.6	0.6
Marketable securities	-	(0.3)	-	4.8
Accounts payable and accrued liabilities	(3.9)	(3.0)	(8.0)	(8.3)
Effect of exchange rate changes on cash	0.5	2.1	(0.5)	(0.2)
Cash flow provided from operating activities	**15.8**	**12.4**	**74.5**	**47.8**
Financing:				
Issuance (repurchase) of common shares, net	2.6	2.0	5.4	(2.1)
Reduction of debt component of convertible debentures	(1.4)	(1.4)	(5.4)	(4.9)
Repayment of debt	(6.6)	(9.6)	(46.5)	(26.4)
Dividends on convertible preferred shares of subsidiary company	-	-	-	(3.4)
Cash flow used in financing activities	**(5.4)**	**(9.0)**	**(46.5)**	**(36.8)**
Investing:				
Additions to property, plant and equipment	(5.6)	(9.4)	(30.4)	(41.6)
Business acquisitions, net of cash acquired	(0.7)	-	(1.2)	-
Long-term investments and other assets	4.7	(1.3)	2.1	(7.4)
Proceeds from the sale of property, plant and equipment	0.2	1.6	1.8	4.8
Decrease (increase) in restricted cash	-	(2.9)	2.9	(2.9)
Cash flow used in investing activities	**(1.4)**	**(12.0)**	**(24.8)**	**(47.1)**
Increase (decrease) in cash and cash equivalents	**9.0**	**(8.6)**	**3.2**	**(36.1)**
Cash and cash equivalents, beginning of period	**72.0**	**86.4**	**77.8**	**113.9**
Cash and cash equivalents, end of period	**$ 81.0**	**$ 77.8**	**$ 81.0**	**$ 77.8**

Gold Equivalent Production - Ounces

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Primary operations:				
Fort Knox	104,521	112,745	411,221	362,959
Hoyle Pond	46,051	36,299	156,581	140,441
Kubaka (1)	62,415	62,373	237,162	244,641
Refugio (2)	10,130	21,033	67,211	85,184
Blanket	8,879	8,030	39,592	34,571
	231,996	240,480	911,767	867,796
Other operations:				
Denton-Rawhide (3)	4,168	4,114	17,713	29,361
Andacollo (3)	2,080	5,667	11,718	21,030
Hayden Hill	-	1,735	1,887	9,582
Guanaco	-	2,630	1,718	16,029
	6,248	14,146	33,036	76,002
Total gold equivalent ounces	238,244	254,626	944,803	943,798
Consolidated production costs				
($ per ounce of gold equivalent)				
Cash operating costs	192	177	186	193
Royalties	8	4	7	9
Total cash costs	200	181	193	202
Reclamation	3	3	2	3
Depreciation and amortization	92	102	94	99
Total production costs	295	286	289	304

(1) Represents the Company's 54.7% ownership interest

(2) Represents the Company's 50% ownership interest.

(3) The 49% interest in the Denton-Rawhide mine was sold to Dayton Mining Inc. ("Dayton") on March 31, 2000 for common shares of Dayton. As a result of this transaction and the sale to Dayton of certain other assets, the Company holds an approximate 33% interest in the Denton-Rawhide and Andacollo mines from April 1, 2000. Accordingly, year - 2001 production includes approximately 33% of Andacollo and Denton-Rawhide production attributable to the Dayton ownership interest.

Cash operating costs
($ per ounce of gold equivalent)

	Three months ended December 31		Year ended December 31	
	2001	**2000**	**2001**	**2000**
Primary operations:				
Fort Knox	236	167	207	203
Hoyle Pond	169	193	181	208
Kubaka	106	102	118	111
Refugio	183	321	229	286
Blanket	385	266	275	236
	191	**171**	**184**	**187**
Other operations:				
Denton-Rawhide	234	289	248	243
Andacollo	269	229	254	284
Hayden Hill	-	317	267	227
Guanaco	-	362	413	258
	246	**282**	**260**	**256**
	192	***177***	***186***	***193***

Total cash costs
($ per ounce of gold equivalent)

	Three months ended December 31		Year ended December 31	
	2001	**2000**	**2001**	**2000**
Primary operations:				
Fort Knox	236	167	207	203
Hoyle Pond	169	193	182	209
Kubaka	133	113	140	139
Refugio	196	334	242	300
Blanket	393	266	279	236
	199	**175**	**191**	**197**
Other operations:				
Denton-Rawhide	234	289	248	243
Andacollo	275	233	259	289
Hayden Hill	-	328	277	240
Guanaco	-	385	436	278
	248	**289**	**263**	**263**
	200	**181**	**193**	**202**

Kinross Gold Corporation
Gold Production and Cost Summary

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Fort Knox				
Tonnes milled/crushed (000's) (1)	3,795.5	3,464.7	14,209.1	13,603.2
Grade (grams per tonne)	1.00	1.14	1.05	0.94
Recovery	85%	89%	89%	89%
Gold equivalent production to dore (2)	104,521	112,745	411,221	362,959
Per ounce:				
Total cash costs	$ 236	$ 167	$ 207	$ 203
Depreciation, depletion and amortization	107	89	104	88
Site restoration cost accruals	3	4	3	3
Total production costs	$ 346	$ 260	$ 314	$ 294
Hoyle Pond				
Tonnes milled/crushed (000's) (1)	127.6	119.0	443.9	460.6
Grade (grams per tonne)	12.91	11.82	12.40	11.27
Recovery	90%	80%	88%	84%
Gold equivalent production to dore (2)	46,051	36,299	156,581	140,441
Per ounce:				
Total cash costs	$ 169	$ 193	$ 182	$ 209
Depreciation, depletion and amortization	64	102	82	93
Site restoration cost accruals	3	-	1	1
Total production costs	$ 236	$ 295	$ 265	$ 303
Kubaka (3)				
Tonnes milled/crushed (000's) (1)	223.3	217.6	889.3	856.8
Grade (grams per tonne)	16.05	16.30	15.28	16.28
Recovery	98%	98%	98%	98%
Gold equivalent production to dore (2)	62,415	62,373	237,162	244,641
Per ounce:				
Total cash costs	$ 133	$ 113	$ 140	$ 139
Depreciation, depletion and amortization	98	133	101	126
Site restoration cost accruals	3	2	2	3
Total production costs	$ 234	$ 248	$ 243	$ 268

Refugio (4)				
Tonnes milled/crushed (000's) (1)	-	1,556.5	4,643.9	8,801.4
Grade (grams per tonne)	-	0.94	0.95	0.94
Recovery	-	64%	64%	64%
Gold equivalent production to dore (2)	10,130	21,033	67,211	85,184
Per ounce:				
Total cash costs	$ 196	$ 334	$ 242	$ 300
Depreciation, depletion and amortization	-	43	-	46
Site restoration cost accruals	-	5	-	5
Total production costs	$ 196	$ 382	$ 242	$ 351
Blanket				
Tonnes milled/crushed (000's) (1)	295.5	123.1	1,200.3	705.9
Grade (grams per tonne)	1.40	2.56	1.64	1.96
Recovery	67%	79%	63%	78%
Gold equivalent production to dore (2)	8,879	8,030	39,592	34,571
Per ounce:				
Total cash costs	$ 393	$ 266	$ 279	$ 236
Depreciation, depletion and amortization	56	62	58	64
Site restoration cost accruals	4	12	3	3
Total production costs	$ 453	$ 340	$ 340	$ 303

(1) Tonnes milled/crushed represents 100% of mine production

(2) Gold equivalent to dore represents the Company's share

(3) 54.7% ownership interest

(4) 50% ownership interest

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

By: ______________________
Shelley M. Riley
Corporate Secretary

February 20, 2002.